UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2020

HAYMAKER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-38931	83-3642865
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York		10019
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	HYACU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	HYAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	HYACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

PIPE Investment

In connection with the Haymaker Acquisition Corp. II’s (“Haymaker”) proposed business combination (the “Business Combination”) with Arko Holdings Ltd. (“Arko”) and GPM Investments, LLC (“GPM”), ARKO Corp. entered into a subscription agreement with certain investors (collectively, the “PIPE Investors”) on November 18, 2020 (the “Subscription Agreement”) pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and ARKO Corp. agreed to issue and sell to such investors, 700,000 shares of ARKO Corp.’s Series A convertible preferred stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock), and up to an aggregate of an additional 300,000 shares of Series A Convertible Preferred Stock if, and to the extent, ARKO Corp. exercises its right to sell such additional shares (the “PIPE Investment”). This summary is qualified in entirety by reference to the complete text of the Subscription Agreement. The shares of Series A Convertible Preferred Stock to be sold in connection with the PIPE Investment will be issued at a price per share of $100.00. The closing of the PIPE Investment is subject to certain conditions, including the closing of the Business Combination. The Subscription Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

The Series A Convertible Preferred Stock to be issued pursuant to the Subscription Agreement will be issued in reliance on the exemption provided in Section 4(a)(2) of the Securities Act. The conditions to completing the PIPE Investment under the Subscription Agreement include a condition that all conditions to the closing of the Business Combination shall have been satisfied or waived. The PIPE Investment is anticipated to close immediately prior to the Business Combination. The PIPE Investors are expected to be parties to the Registration Rights and Lock-Up Agreement, which is attached hereto as Exhibit 4.1 and incorporated by reference herein.

The Subscription Agreement will be terminated and void, and be of no further force and effect, upon the earlier to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the mutual written agreement of the parties thereto, (iii) if any of the conditions to the closing set forth in Section 2 therein are not satisfied or waived on or prior to the Closing and which make the consummation fail to occur, (iv) January 31, 2021, or (v) if the Business Combination Agreement is amended to extend the Outside Date (as defined in the Business Combination Agreement) thereunder, March 31, 2021.

Consent and Amendment No. 1 to Business Combination Agreement

General Description of the Changes to the Business Combination Agreement

On November 18, 2020, Haymaker, Arko, Punch US Sub, Inc., Punch Sub Ltd., and ARKO Corp. entered into the Consent and Amendment No. 1 to the Business Combination Agreement (“Amendment No. 1”). The following is a description of material revisions to the Business Combination Agreement pursuant to Amendment No. 1. The following summary is qualified in its entirety by reference to the complete text of Amendment No. 1, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. You are urged to read the Business Combination Agreement and Amendment No. 1 in their entirety. Except as described below, no material changes have been made to the terms of the Business Combination Agreement.

Update to Forfeiture and Deferral of ARKO Corp. Equity Held by the Sponsor.

Amendment No. 1 provides that, following the First Effective Time, the total number of Deferred Shares (as defined in the Business Combination Agreement) that Haymaker Sponsor II LLC (the “Sponsor”) may receive upon the occurrence of certain events under the Business Combination Agreement is increased from 4,000,000 Deferred Shares to 4,200,000 Deferred Shares. As a result, at the closing of the Business Combination, the Sponsor will receive 5.8 million shares of ARKO Corp. common stock, par value $0.0001 per share (“ARKO Corp. Common Stock”), 1.0 million of which will be forfeited. Amendment No.1 further provides that if holders of Series A Convertible Preferred Stock (“Holders”) are issued Bonus Shares (as defined and further described below) pursuant to Section 5.3(e) of the Updated Amended and Restated Certificate of Incorporation (as defined below) (i) in an aggregate amount in excess of 1,000,000 shares in respect of a 30-Day VWAP (as defined and further described below) of $13.00 to $15.99, (ii) in an aggregate amount in excess of 750,000 shares in respect of a 30-Day VWAP of $16.00 to $16.99, or (iii) in an aggregate amount in excess of 500,000 shares in respect of a 30-Day VWAP of $17.00 to $17.99 (such excess shares, the “Excess Bonus Shares”) then the number of Deferred Shares to be released to the Sponsor will be reduced by the number of Excess Bonus Shares issued. Upon the occurrence of any event that precludes all or a portion of the Excess Bonus Shares from being issued (a “Bonus Share Release Event”), ARKO Corp. will issue to the Sponsor an aggregate number of Deferred Shares equal to the number of Excess Bonus Shares that are no longer issuable as a result of such Bonus Share Release Event.

Private Placement and Available Cash

Amendment No.1 provides that ARKO Corp. may issue up to $100,000,000 in shares of Series A Convertible Preferred Stock and up to $100,000,000 in shares of ARKO Corp. Common Stock in private placements pursuant to subscription agreements that are in customary form and agreed to by ARKO Corp. and Arko, provided that the price per share of ARKO Corp. Common Stock is equal to or greater than $10.00 per share.

As described in the Haymaker proxy statement/prospectus and as a condition to the closing of the Business Combination, the minimum available cash of the Trust Account (as defined in the Haymaker proxy statement/prospectus) shall be equal to or greater than $275 million. Amendment No. 1 provides that such available cash may include any funds received pursuant to the PIPE Investment.

Series A Convertible Preferred Stock

ARKO Corp. has revised the form of Amended and Restated Certificate of Incorporation to become effective as of the Second Effective Time (the “Updated Amended and Restated Certificate of Incorporation”), which is attached hereto as Exhibit 3.1 and incorporated by reference herein to reflect the proposed issuance of Series A Convertible Preferred Stock. The following summary is qualified in its entirety by reference to the complete text of the Updated Amended and Restated Certificate of Incorporation. Pursuant to the Updated Amended and Restated Certificate of Incorporation, Holders will be entitled to receive, when, if, and as declared by the board of directors of ARKO Corp., cumulative dividends at the Dividend Rate per share of Series A Convertible Preferred Stock, paid or accrued quarterly in arrears. Such Dividend Rate (as further described in the Updated Amended Restated Certificate of Incorporation) is equal to 5.75% of the then-applicable Liquidation Preference (as defined below). If ARKO Corp. fails to pay a dividend for any quarter on a dividend payment date in arrears in cash at the then-prevailing Dividend Rate, then for purposes of calculating the accrual of unpaid dividends for such quarter then ended, dividends will be calculated to have accrued at the then-prevailing Dividend Rate plus 300 basis points (other than for the first quarter in which ARKO Corp. fails to pay the dividend in cash on the applicable payment date, which shall accrue at 5.75% per annum). The Dividend Rate will, in no event, exceed an annual rate of 14.50%, and will revert to 5.75% upon ARKO Corp. paying in cash all then-accrued and unpaid dividends on the Series A Convertible Preferred Stock. If ARKO Corp. breaches any of the protective provisions set forth in Section 5.1(a) of the Updated Amended and Restated Certificate of Incorporation or fails to redeem the Series A Convertible Preferred Stock upon the proper exercise of any redemption right by the Holders, the Dividend Rate will increased to an annual rate of 15.00% for so long as such breach or failure to redeem remains in effect.

Each share of Series A Convertible Preferred Stock will be convertible at the Holder’s option, at any time after the date of issuance of such share. The number of fully paid and nonassessable shares of ARKO Corp. Common Stock into which a share of Series A Convertible Preferred Stock may be converted will equal a liquidation preference amount of $100 per share of Series A Convertible Preferred Stock, plus all accrued and unpaid dividends thereon, if any, in each case, adjusted for any stock splits, reverse stock splits, stock dividends and similar recapitalization events (each a “Recapitalization Event”) (the “Liquidation Preference”), for such Series A Convertible Preferred Stock, divided by the Conversion Price in effect at the time of the Conversion (the “Conversion Rate”), where the Conversion Price is equal to $12.00 per share of Series A Convertible Preferred Stock, adjusted for any Recapitalization Event. Holders will also be entitled to additional shares of ARKO Corp. Common Stock (“Bonus Shares”) upon any optional conversion of Series A Convertible Preferred Stock by the Holder for which notice of conversion is provided after June 1, 2027, but prior to August 31, 2027. Each share of Series A Convertible Preferred Stock will be convertible into the specified number of Bonus Shares set forth in the table below if the ARKO Corp. Common Stock’s volume weighted average price (the “VWAP”) for the 30-trading days prior to June 1, 2027, is equal to the corresponding amount set forth in the table below.

30-Day VWAP	Bonus Shares
$18.00 or greater	Zero shares
$17.00 to $17.99	0.7 shares
$16.00 to $16.99	0.95 shares
$13.00 to $15.99	1.2 shares
$12.00 to $12.99	1.0 shares
Less than $12.00	Zero shares

Each share of Series A Convertible Preferred Stock will automatically convert into fully paid and nonassessable shares of ARKO Corp. Common Stock at the then-applicable Conversion Rate (an “Automatic Conversion”), if, at any time during the Target Periods (as set forth in the table below), the VWAP of ARKO Corp. Common Stock equals or exceeds the applicable Target Price (as set forth in the table below, adjusted for any Recapitalization Event), for any 20 trading days within a 30-day trading period ending during the Target Period; provided that the average daily trading volume for the ARKO Corp. Common Stock during the 30-trading period is at least $7.5 million.

Target Period	Target Price
18-month anniversary of Closing to December 31, 2023	$18.00
January 1, 2024 – March 31, 2024	$15.50
April 1, 2024 – June 30, 2024	$16.00
July 1, 2024 – September 30, 2024	$16.50
October 1, 2024 – December 31, 2024	$17.00
January 1, 2025 – March 31, 2025	$17.50
April 1, 2025 – Maturity	$18.00

If ARKO Corp. undergoes a Change of Control (as defined in the Updated Amended and Restated Certificate of Incorporation including, among other things, certain change-in-control transactions, asset sales, or liquidation events), each Holder, at such Holder’s election, may require ARKO Corp. to purchase (a “Change of Control Put”) all or a portion of such Holder’s shares of Series A Convertible Preferred Stock that have not been converted, at a purchase price per share of Series A Convertible Preferred Stock, payable in cash, equal to the greater of (A) the sum of (x) the product of 101% multiplied by $100.00 per share of Series A Convertible Preferred Stock, adjusted for any Recapitalization Event (the “Original Issue Price”), plus (y) all accrued but unpaid dividends in respect of such share as of the effective date of the Change of Control or (B) the amount payable in respect of such share in such Change of Control if such share of Series A Convertible Preferred Stock had been converted into Common Stock immediately prior to such Change of Control (in each case, the “Change of Control Price”); provided that ARKO Corp. will only be required to pay the Change of Control Price to the extent such purchase can be made out of funds legally available therefor. ARKO Corp. will pay the Change of Control Price not later than 30 days after the effective date of the Change of Control.

Upon the occurrence of the liquidation, dissolution or winding up of ARKO Corp., either voluntary or involuntary, or a change of control of ARKO Corp. (a “Liquidation Event”), Holders will be entitled to receive, prior and in preference to any distribution of any of ARKO Corp.’s assets to the holders of ARKO Corp. Common Stock, an amount equal to the greater of (x) the applicable Liquidation Preference for such Holders’ shares of Series A Convertible Preferred Stock or (y) the amount such Holder would have received if such Holder had converted such Holders’ shares of Series A Convertible Preferred Stock into ARKO Corp. Common Stock immediately prior to such Liquidation Event. If, upon a Liquidation Event, the distribution of ARKO Corp.’s assets to Holders would be insufficient to fulfill the payment of the full preferential amounts, then all assets legally available to stockholders will be distributed pro rata among the Holders in proportion to the full preferential amounts which such Holders would be entitled to receive. After payment to the Holders is made in full, the remaining assets of ARKO Corp. available for distribution to its stockholders, if any, will be distributed among holders of ARKO Corp. Common Stock on a pro rata basis.

At any time on or after August 31, 2027, (i) Holders of at least a majority of the then outstanding shares of Series A Convertible Preferred Stock may deliver written notice requesting redemption of all or a portion of shares of Series A Convertible Preferred Stock (the “Redemption Request”) on any date not less than 30 days after delivery of the Redemption Request and (ii) ARKO Corp. may deliver to Holders a notice to effect a redemption of all or a portion of the shares of Series A Convertible Preferred Stock on a date not more than 60 days after the delivery of such Redemption Notice, whether or not a Redemption Request has been delivered by the Holders. On the date of such Redemption Request or notice from ARKO Corp. (the “Redemption Date”), unless prohibited by Delaware law, ARKO Corp. will redeem, on a pro rata basis in accordance with the number of shares of Series A Convertible Preferred Stock (or a portion thereof) at a price equal to the Liquidation Preference as of the Redemption Date. In the event of a redemption of shares of Series A Convertible Preferred Stock, the conversion rights of the shares designated for redemption will terminate at the close of business on the last day preceding the Redemption Date, unless the Redemption Price is not paid in full.

Except as required by Delaware law, Holders and holders of ARKO Corp. Common Stock will vote as a single class on an as-converted basis. Each Holder will be entitled to the number of votes equal to the number of shares of ARKO Corp. Common Stock into which the shares of Series A Convertible Preferred Stock held by such Holder would be converted as of the record date. However, except as required by applicable law, Holders will not be entitled to vote on any matter presented to the holders of ARKO Corp. Common Stock for their action or consideration unless the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock provide written notification to ARKO Corp. that such Holders are electing, on behalf of all Holders, to activate their voting rights. Holders will be and continue to be entitled to vote their shares of Series A Convertible Preferred Stock unless and until holders of at least a majority of the outstanding shares of Series A Convertible Preferred Stock provide further written notice to ARKO Corp. that they are electing to deactivate their voting rights.

A Holder will not be entitled to receive shares of ARKO Corp. Common Stock or any other “equity securities” (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (together with ARKO Corp. Common Stock, “Equity Interests”) upon the conversion of their Series A Convertible Preferred Stock if such conversion would cause the Holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act) of a number of Equity Interests of a class that is registered under the Exchange Act which exceeds 9.99% (the “Maximum Percentage”) of the Equity Interests of such class that are outstanding at such time after giving effect to the conversion. This limitation may be increased, waived or terminated if the Holder provides at least 61 days’ prior written notice to ARKO Corp.; provided that any such increase, waiver or termination will only apply to the Holder providing such written notice. Additionally, this limitation will automatically terminate immediately prior to an Automatic Conversion.

Holders may not transfer shares of Series A Convertible Preferred Stock for three years following the Initial Issue Date (as defined below) without the prior written consent of ARKO Corp. After such date, shares of Series A Convertible Preferred Stock may be transferred without the prior written consent of ARKO Corp.

ARKO Corp. will not be permitted to issue any shares of preferred stock that rank senior to, or pari passu with, such Series A Convertible Preferred Stock without the consent or affirmative vote of the Holders a majority of the then outstanding shares of such Series A Convertible Preferred Stock. Additionally, ARKO Corp. will not be permitted to incur indebtedness if the incurrence of such indebtedness results in the Total Leverage Ratio (as defined in that certain Credit Agreement, dated as of February 28, 2020, by and among GPM Investments, LLC, the lenders signatory thereto, the guarantors signatory thereto, and Ares Capital Corporation, as administrative agent for the lenders, as amended, which is attached as Exhibit 10.16 to ARKO Corp.’s registration statement on Form S-4) being greater than 7:00:1:00. New Parent will also not be permitted to amend, alter, repeal, or waive, (either directly or indirectly by merger, consolidation or otherwise) any provision of the Updated Amended and Restated Certificate of Incorporation or its bylaws, if such action would adversely and materially alter the rights, preferences, privileges, or powers of, or restrictions provided for the benefit to, the Series A Convertible Preferred Stock.

Each Holder will not be permitted to hold a “put equivalent position” (as defined under “Exchange Act”) or other short position in ARKO Corp. Common Stock at the time of the initial acquisition of any shares of Series A Convertible Preferred Stock. Each Holder will also not establish or increase any put equivalent position or short position in ARKO Corp. Common Stock at any time that such person holds any shares of Series A Convertible Preferred Stock for a period of one year after the initial issue date of such Series A Convertible Preferred Stock (the “Initial Issue Date”). Such restriction, along with a restriction on the sale of any shares of ARKO Corp. Common Stock, will also apply during the 60 trading day period ending on June 1, 2027. Additionally, during the period from the first anniversary of the Initial Issue Date to the second anniversary of the Initial Issue Date, each Holder will not increase any put equivalent position or short position in ARKO Corp. Common Stock that is, in the aggregate, in excess of 50% of the shares of ARKO Corp. Common Stock then held by such Holder on an as-converted basis.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth under the heading “PIPE Investment” in Item 1.01 above is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

On November 19, 2020, Haymaker, Arko, and GPM issued a press release announcing the PIPE Investment with MSD Capital. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On November 19, 2020, Arko / GPM issued a press release unveiling its plans for its store prototype of the future for remodels and raze and rebuilds. The press release is attached hereto as Exhibit 99.2 and incorporated by reference herein. A corresponding presentation on Arko / GPM’s store prototype of the future is attached hereto as Exhibit 99.4.

Haymaker, Arko, and GPM prepared a revised investor presentation for use in connection with various meetings and conferences. A copy of the investor presentation is furnished as Exhibit 99.3 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Haymaker under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4.

Additional Information and Where to Find It

ARKO Corp. filed a registration statement on Form S-4 (File No. 333-248711), which includes a prospectus with respect to ARKO Corp.’s securities to be issued in connection with the Business Combination and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the Business Combination (as amended, the “Haymaker proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Arko filed a proxy statement (the “Arko proxy”), which includes reference to the Haymaker proxy statement/prospectus, with the Israel Securities Authority (the “ISA”) on September 22, 2020. ARKO Corp., Haymaker, GPM and Arko urge investors and other interested persons to read the Haymaker proxy statement/prospectus and the Arko proxy, as well as other documents filed with the SEC and the ISA, because these documents will contain important information about the Business Combination. The Haymaker proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Haymaker as of the record date established for voting on the Business Combination. The Haymaker proxy statement statement/prospectus can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

ARKO Corp., Haymaker, Arko, GPM and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Haymaker’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 19, 2020 and is available free of charge at the SEC’s web site at www.sec.gov.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Haymaker’s stockholders in connection with the Business Combination is also contained in the Haymaker proxy statement/prospectus.

No Offer or Solicitation

These materials shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. These materials shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of ARKO Corp., Haymaker, Arko and GPM may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, including projected financial information (which was not audited or reviewed by auditors), and anticipated financial impacts of the Empire Petroleum Partners (“Empire”) acquisition or the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of ARKO Corp., Haymaker, Arko and GPM, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Haymaker and Arko or other conditions to closing; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the Business Combination and (y) the business of Arko and the combined company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (6) the inability to obtain or maintain the listing of ARKO Corp.’s common stock on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the demand for Arko’s and the combined company’s services together with the possibility that Arko or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the number of shares submitted for redemption by Haymaker’s stockholders in connection with the stockholder meeting to approve the Business Combination; (13) risks and uncertainties related to Arko’s business, including, but not limited to, changes in fuel prices, the impact of competition, environmental risks, restrictions on the sale of alcohol, cigarettes and other smoking products and increases in their prices, dependency on suppliers, increases in fuel efficiency and demand for alternative fuels for electric vehicles, failure by independent outsider operators to meet their obligations, acquisition and integration risks, and currency exchange and interest rates risks; (14) failure to realize the expected benefits of the acquisition of Empire; (15) failure to promptly and effectively integrate Empire’s business; (16) the potential for unknown or inestimable liabilities related to the Empire business; and (17) other risks and uncertainties included in (x) the “Risk Factors” section of the Haymaker proxy statement/prospectus and (y) other documents filed or to be filed with the SEC by Haymaker and with the ISA by Arko. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. ARKO Corp., Haymaker, Arko, and GPM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Consent and Amendment No. 1 to the Business Combination Agreement, dated as of November 18, 2020, by and among ARKO Corp., Haymaker Acquisition Corp. II, Arko Holdings Ltd., Punch US Sub, Inc, and Punch Sub. Ltd.

3.1	Form of Amended and Restated Certificate of Incorporation of ARKO Corp.

4.1	Form of Registration Rights and Lock-up Agreement, by and among ARKO Corp. and each of the persons or entities listed on Schedule A thereto.

10.1†*	Subscription Agreement, dated as of November 18, 2020, by and among ARKO Corp. and the investors listed therein.

99.1	Press Release, dated November 19, 2020.

99.2	Press Release, dated November 19, 2020.

99.3	Investor Presentation, dated November 2020.

99.4	Presentation, dated November 2020.

†	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.
*

Certain information in this exhibit has been omitted in accordance with the rules of the Securities and Exchange Commission by means of redacting a portion of the text and replacing it with “[***]”. The Registrant has determined that such omitted information (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 19, 2020

HAYMAKER ACQUISITION CORP. II

By:	/s/ Christopher Bradley
Name: Christopher Bradley
Title: Chief Financial Officer